Exhibit 99.1

Restatement of Prior Issued Financial Statements

On May 9, 2023, the Audit Committee of Genius Group, Ltd. met to review its Form 20-F for the fiscal year ended December 31, 2022. During the meeting, the Audit Committee noted that as a result of the review of the Company’s revenue recognition policy during the performance of its annual audit procedures, the Company uncovered an error in the implementation of accounting treatment for revenue recognition for transactions with a third-party sales partner, revenues would need to be restated for the fiscal year ended December 31, 2021. In accordance with IFRS, the restatement records revenue and expense net for 2021 sales transactions where the Company was not the clear principal in the transaction. As a result, the Company will need to decrease revenue by $4,483,458, with corresponding decrease in cost of revenue by $4,483,458. The Audit Committee noted that there were no reclassifications or impact to the Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Stockholders’ Equity, earnings per share, gross profit, or net loss. The Company evaluated the materiality of this misstatement considering the quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and determined that this error is material. The Company and the Audit Committee noted that as a result of this misstatement the formerly filed financial statements for the year ended December 31, 2021 should not be relied upon, and the 2021 financials have thus been restated by way of footnote in the Company’s financial statements for the year ended December 31, 2022. The Audit Committee and the Company have discussed this matter with its independent registered accounting firm, Marcum LLP.